UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of July, 2025

Commission File Number 000-28584

Check Point Software Technologies Ltd.
(Translation of Registrant’s name into English)

5 Shlomo Kaplan Street
Tel Aviv 6789159, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

 Form 20-F ☑           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_______

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
5 Shlomo Kaplan Street
Tel Aviv 6789159, Israel

PROXY STATEMENT
______________

ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on September 3, 2025

We invite you to attend the Annual General Meeting of Shareholders of Check Point Software Technologies Ltd. (“Check Point” or the “Company”).  The meeting will be held on September 3, 2025 at 5:00 P.M. (Israel time), and thereafter as it may be adjourned or postponed from time to time, at Check Point’s principal executive offices at 5 Shlomo Kaplan Street, Tel Aviv 6789159, Israel.

We are sending you this Proxy Statement because you hold Check Point ordinary shares.  Our Board of Directors is asking that you sign and send in your proxy card, attached to this Proxy Statement, in order to vote at the meeting or at any adjournment of the meeting.

Agenda Items

The following matters are on the agenda for the meeting:

(1)	to reelect six current non-outside directors;

(2)
to ratify the appointment and compensation of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm for the fiscal year ending December 31, 2025, and for such additional period until the next annual general meeting of shareholders – Israeli law requires that we ask you, on an annual basis, to approve our auditors; when this proposal is raised, you will also be invited to discuss our 2024 consolidated financial statements;

(3)	as required by Israeli law, to approve the compensation for our Chief Executive Officer;

(4)	as required by Israeli law, to approve the compensation for the Executive Chair of our Board of Directors;

(5)	as required by Israeli law, to readopt our Executive Compensation Policy; and

(6)	to amend our Employee Stock Purchase Plan (ESPP).

How You Can Vote

You can vote your shares by attending the meeting or by completing and signing a proxy card.  Attached is the proxy card for the meeting that is being solicited by our Board of Directors.  Please follow the instructions on the proxy card.  You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the meeting.  We will not be able to count a proxy card unless we receive it at our principal executive offices at 5 Shlomo Kaplan Street, Tel Aviv 6789159, Israel, or our registrar and transfer agent receives it in the enclosed envelope, by September 3, 2025 at 6:59 A.M. (Israel time), which is September 2, 2025 at 11:59 P.M. (Eastern daylight time).  By signing and returning the proxy card you are confirming that you are not a “controlling shareholder” and do not have a “personal interest” in any proposed resolution, unless you specifically deliver to us a notice in writing stating otherwise, no later than September 3, 2025 at 6:59 A.M. (Israel time), which is September 2, 2025 at 11:59 P.M. (Eastern daylight time), to the attention of Check Point’s General Counsel, at our registered office in Israel, 5 Shlomo Kaplan Street, Tel Aviv 6789159, Israel.

Who Can Vote

You are entitled to notice of the meeting and to vote at the meeting if you were a shareholder of record at the close of business on July 23, 2025 (the “Record Date”).  You are also entitled to notice of the meeting and to vote at the meeting if you held our ordinary shares through a bank, broker or other nominee that was one of our shareholders of record at the close of business on the Record Date or that appeared in the participant listing of a securities depository on that date.  We will commence mailing copies of this Proxy Statement and the proxy cards to our shareholders of record on the Record Date on or about July 28, 2025, and we will solicit proxies primarily by mail and email.  The original solicitation of proxies by mail and email may be further supplemented by solicitation by telephone, mail, email and other means by certain of our officers, directors and employees, but they will not receive additional compensation for these services.  We will bear the cost of external solicitors and of the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of banks, brokerage firms and others for forwarding material to beneficial owners of our ordinary shares.

Required Vote and Quorum

On July 23, 2025, we had outstanding 107,352,272 ordinary shares.  Each ordinary share is entitled to one vote upon each of the matters to be presented at the meeting.  The affirmative vote of the holders of a majority of the voting power represented and voting on each of the proposals in person or by proxy is required to approve each of the proposals.

In addition, a special majority vote will be required for approval of the proposals in Items 3 and 5.  In order for each of these proposals to be approved either (i) the affirmative vote of the ordinary shares must include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the proposal, or (ii) the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against such proposal must not represent more than two percent of the outstanding ordinary shares.

In accordance with the Israeli Companies Regulations (Reliefs for Companies with Securities Listed on Foreign Stock Exchanges), 5760-2000, a shareholder submitting a vote for Items 3 and 5 are deemed to confirm to Check Point that such shareholder does not have a personal interest in such items and is not a controlling shareholder, unless such shareholder had delivered to us a notice in writing stating otherwise, no later than September 3, 2025 at 6:59 A.M. (Israel time), which is September 2, 2025 at 11:59 P.M. (Eastern daylight time), to the attention of Check Point’s General Counsel, at our registered office in Israel, 5 Shlomo Kaplan Street, Tel Aviv 6789159, Israel.

Under our Articles of Association, the meeting will be properly convened if at least two shareholders attend the meeting in person or sign and return proxies, provided that they hold ordinary shares representing more than 50% of the voting power.  This is known as a quorum.  If a quorum is not present within half an hour from the time scheduled for the meeting, the meeting will be adjourned for one week, to the same day, time and place, or to a day, time and place proposed by the Chairman of our Board of Directors with the consent of the majority of the voting power represented at the meeting in person or by proxy and voting on the adjournment.  Any two shareholders who attend an adjourned meeting in person or by proxy will constitute a quorum, regardless of the number of ordinary shares they hold or represent.  Under Israeli law, broker non-votes and abstentions will be counted toward the required quorum, but will then have no effect on whether the requisite vote is obtained (that is, they will not be counted as voting for or against the proposals to be presented at the meeting).

If a shareholder holds ordinary shares through a bank or broker it is critical for that holder to cast a vote if that holder wants its shares to count.  Please note that a shareholder’s bank or broker can no longer vote uninstructed shares in the election of directors on a discretionary basis.  Thus, if a shareholder holds ordinary shares through a bank or broker and does not instruct the bank or broker how to vote, no votes will be cast on that shareholder’s behalf except with respect to the proposal in Item 2 below.  The shareholder’s bank or broker will, however, continue to have discretion to vote any uninstructed shares on the ratification of the appointment and compensation of Check Point’s independent registered public accounting firm (Item 2 of this Proxy Statement).

Our Board of Directors unanimously recommends that you vote “FOR” all proposals under Items 1 through 6 below.

BENEFICIAL OWNERSHIP OF SECURITIES
BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT; EXECUTIVE COMPENSATION

The following table shows information as of July 23, 2025 for (i) each person who, to our knowledge, beneficially owns more than 5% of our outstanding ordinary shares, and (ii) our executive officers and directors as a group.  The information in the table below is based on 107,352,272 ordinary shares outstanding as of July 23, 2025.

Name	Number of shares beneficially owned (1)	% of class of shares (2)	Number of options/RSUs/PSUs (3)	Exercise prices of options	Dates of expiration of options
Gil Shwed (4)	27,753,225	25.2%	2,880,000	$114.23 - $173.21	6/18/2026 – 10/30/2031
All directors and officers as a group (13 persons including Mr. Shwed)(4)	28,149,958	25.5%	3,225,227	$114.23 - $216.86	6/18/2026 – 2/11/2032

(1)
The number of ordinary shares shown includes shares that each shareholder has the right to acquire pursuant to stock options that are presently exercisable or exercisable within 60 days after July 23, 2025, and restricted share units and performance share units that vest within 60 days after July 23, 2025.

(2)
If a shareholder has the right to acquire shares by exercising stock options or the vesting of restricted share units or performance share units, these shares are deemed outstanding for the purpose of computing the percentage owned by the specific shareholder (that is, they are included in both the numerator and the denominator) but they are disregarded for the purpose of computing the percentage owned by any other shareholder.

(3)
Number of shares subject to stock options that were immediately exercisable or are exercisable within 60 days from July 23, 2025, and restricted share units and performance share units that vest within 60 days after July 23, 2025.

(4)
The address for Mr. Shwed is c/o Check Point Software Technologies Ltd., 5 Shlomo Kaplan Street, Tel Aviv 6789159, Israel.  Except as may be provided by applicable community property laws, Mr. Shwed has sole voting and investment power with respect to his ordinary shares. The share amount and holding percentage include unexercised stock options. Without such unexercised stock options, the 24,873,225 issued ordinary shares held by Gil Shwed represented 23.2% of the outstanding ordinary shares and voting rights as of July 23, 2025.

The annual compensation earned during 2024 by our five most highly-compensated executive officers in Israel is outlined in Item 6 of our Annual Report on Form 20-F for the year ended December 31, 2024, as filed with the Securities and Exchange Commission on March 17, 2025, a copy of which is available on our website at www.checkpoint.com.

ITEM 1 – ELECTION OF DIRECTORS (OTHER THAN OUTSIDE DIRECTORS)

Our Board of Directors currently consists of ten directors: Gil Shwed (Executive Chair), Nadav Zafrir (Chief Executive Officer), Yoav Z. Chelouche (Lead Independent Director), Dafna Gruber, Tzipi Ozer-Armon, Ray Rothrock, Dr. Tal Shavit, Jill Smith, Jerry Ungerman and Shai Weiss.  Three of these directors, Yoav Z. Chelouche, Dafna Gruber and Ray Rothrock, are our “outside directors” under Israel’s Companies Law.  Shai Weiss, a member of our Board since 2018, has elected not to stand for reelection at the meeting.

You are being asked at this time to reelect six of our current directors who are not outside directors: Gil Shwed, Nadav Zafrir, Tzipi Ozer-Armon, Dr. Tal Shavit, Jill Smith and Jerry Ungerman.

The term of office of our outside directors Yoav Z. Chelouche and Dafna Gruber will expire in 2027, and the term of office of our outside director Ray Rothrock will expire in 2026, and, therefore, they will not be standing for reelection at the meeting.

If all nominees for election to our Board of Directors are elected, the Board shall consist of nine directors, including the three outside directors.

Our Board of Directors has determined that each current member of our Board of Directors, with the exception of Gil Shwed and Nadav Zafrir, is an independent director under the applicable Nasdaq regulations and Israel’s Companies Law, including all members of our Board of Directors’ Audit Committee, Compensation Committee and Nominating, Sustainability and Corporate Governance Committee.  Following the meeting and Shai Weiss’ departure from the Board of Directors, Jill Smith, a member of our Nominating, Sustainability and Corporate Governance Committee is expected to replace Mr. Weiss as the Committee Chair role.

In accordance with Israel’s Companies Law, each member of our Board of Directors, has certified to us that he or she meets all the requirements of Israel’s Companies Law for election as a director of a public company and possesses the necessary qualifications and has sufficient time to fulfill his or her duties as a director of Check Point, taking into account the size and special needs of Check Point.

During the past year, all of our directors attended more than 75% of our Board of Directors meetings and more than 75% of the meetings of each of the committees of our Board of Directors on which they serve.

Nominees for Director

The Nominating, Sustainability and Corporate Governance Committee of our Board of Directors, which consists of Shai Weiss (Chairman), Jill Smith and Dr. Tal Shavit, recommended that the six nominees be elected to our Board of Directors at the meeting.

Our Board of Directors approved this recommendation.  Each director who is elected at the meeting (other than the outside directors) will serve until next year’s annual general meeting of shareholders.

Biographical information concerning all director nominees, as well as our three outside directors who are not standing for reelection at the meeting, is set forth below:

Gil Shwed is the founder of Check Point and Executive Chair of the Board of Directors. Mr. Shwed served as the Chief Executive Officer from Check Point’s inception through December 2024, and Mr. Shwed previously served as Chairman of our board of directors until September 2015. Mr. Shwed is considered the inventor of the modern firewall and authored several patents, such as the company’s Stateful Inspection technology. Mr. Shwed has received numerous accolades for his individual achievements and industry contributions, including an honorary Doctor of Science from the Technion – Israel Institute of Technology, an honorary Doctor of Science from Tel Aviv University, the World Economic Forum’s Global Leader for Tomorrow for his commitment to public affairs and leadership in areas beyond immediate professional interests, and the Academy of Achievement’s Golden Plate Award for his innovative contribution to business and technology. Mr. Shwed is the Chairman of the Board of Trustees of the Youth University of Tel Aviv University. Mr. Shwed is a Tel Aviv University Governor and founder of the University’s Check Point Institute for Information Security. He is also Chairman of the Board of the board of directors of Yeholot Association Founded by the Rashi Foundation whose charter is, among other things, to reduce the dropout rates in high schools. In 2018, Gil was awarded the prestigious Israel Prize for his contributions to the Israeli technology industry.

Nadav Zafrir, Chief Executive Officer of Check Point since December 2024, brings thirty years of experience in management, leadership, and technology innovation, Mr. Zafrir was previously the co-founder and Managing Partner of Team8 Labs Ltd., a global venture group that builds and backs technology companies at the intersection of artificial intelligence, cyber security, data, fin-tech, enterprise software, and infrastructure, since 2014. Prior to founding Team8, Nadav spent 20 years in the Israel Defense Forces. He served as Commander of Unit 8200, Israel’s elite military technology unit, where he established the Israel Defense Forces Cyber Command. Mr. Zafrir serves on the Board of Directors of SolarEdge Technologies, Inc. He holds an LLB from the Interdisciplinary Center Herzliya (IDC) and an Executive MBA from the Kellogg – Recanati program of the Kellogg Graduate School of Business at Northwestern University in Chicago and the Recanati School of Business at Tel Aviv University.

Yoav Z. Chelouche has served on our board of directors since 2006 and as our Lead Independent Director since December 2024. Mr. Chelouche has also served as one of our outside directors under Israel’s Companies Law since 2006. Mr. Chelouche has been Managing Partner of Aviv Venture Capital since August 2000. Before joining Aviv Venture Capital, Mr. Chelouche served as a President and Chief Executive Officer of Scitex Corporation (“Scitex”), a world leader in digital imaging and printing systems, from December 1994 until July 2000. Prior to that, Mr. Chelouche held various managerial positions with Scitex, including VP Strategy and Business Development, VP Marketing and VP Finance for Europe. Mr. Chelouche is a member of the board of directors of a number of private companies. He was also a board member and, until 2015, Co-Chairman of IATI-Israel Advanced Technology Industries, an Israeli nonprofit organization that researches, develops and advocates policies that promote Israel’s high tech ecosystem through activities in training, tuition, business development, public relations and public policy advocacy. Mr. Chelouche is a board member of Tower Semiconductor Ltd., Malam Team Ltd., and until February 2024 served as an external director of the Tel Aviv Stock Exchange (TASE). Mr. Chelouche earned a B.A. in Economics and Statistics from Tel Aviv University, and an M.B.A. from INSEAD University in Fontainebleau, France.

Dafna Gruber has served on our board of directors since 2024 and as one of our outside directors under Israel’s Companies Law. Until recently, Ms. Gruber served as a Chief Financial Officer of Netafim Ltd., a private company, and prior to that as chief financial officer in various companies including Aqua security Ltd. and Clal Industries Ltd. From 2007 to 2015, Ms. Gruber served as the Chief Financial Officer of NICE Ltd., a publicly-traded company on Nasdaq and TASE, responsible, inter alia, for finance, operation, MIS and IT, legal and investor relations. From 1996 until 2007, Ms. Gruber was part of Alvarion Ltd., a public company traded on Nasdaq and TASE, mostly as Chief Financial Officer. Ms. Gruber currently serves as an Independent or External Director at ICL Group Ltd. and Cellebrite DI Ltd. Ms. Gruber is a certified public accountant and holds a Bachelor’s degree in Accounting and Economics from Tel Aviv.

Tzipi Ozer-Armon has served on our board of directors since 2023. Ms. Ozer-Armon serves as the Chief Executive Officer of Lumenis Ltd. since May 2012. Before joining Lumenis, Ms. Ozer-Armon headed the Japanese market activities of Teva Pharmaceutical Industries Ltd. and served as Senior Vice President of Sales and Marketing at SanDisk Corporation. Previously, Ms. Ozer-Armon also served as VP & General Manager of MSystems Ltd. Ms. Ozer-Armon is a director of ICL Group Ltd. and was previously a director of Strauss Group Ltd. Ms. Ozer-Armon holds a B.A. magna cum laude in Economics and an M.B.A. degree majoring in Finance and Marketing from Tel Aviv University and she is an Advanced Management Program graduate of the Harvard Business School.

Ray Rothrock has served on our board of directors since 1995. Mr. Rothrock has also served as one of our outside directors under Israel’s Companies Law since 2000. Mr. Rothrock is a Partner emeritus at Venrock, a venture capital firm, where he was a member since 1988 and a general partner since 1995. He retired from Venrock in 2013. Presently, Mr. Rothrock is the Chairman of RedSeal, Inc. (“RedSeal”), a cyber security analytics company. Mr. Rothrock served as the Chief Executive Officer of RedSeal from February 2014 until May 2020. Mr. Rothrock is a director of Roku, Inc., a publicly-traded company on Nasdaq, Centrus Energy Corp., a publicly-traded company on the New York Stock Exchange, and a number of private companies. Mr. Rothrock is a member of the Massachusetts Institute of Technology Corporation, and a Trustee of the Aerospace Corporation. Mr. Rothrock received a B.S. in Engineering from Texas A&M University, an M.S. from the Massachusetts Institute of Technology and an M.B.A. from the Harvard Business School.

Dr. Tal Shavit has served on our board of directors since 2000. Dr. Shavit is an organizational consultant specializing in international collaboration between Israeli and American companies, consulting in the management of cultural differences in order to forge effective collaboration. Her work with leading management teams includes the definition of organizational culture as the engine of such company’s activities. She consults with companies undergoing structural change with emphasis on organizational growth through effective mergers and acquisitions and a redefining of management roles in order to meet market changes.

Jill D. Smith has served on our board of directors since 2023. Ms. Smith brings more than 25 years of international leadership experience, including 17 years as chief executive officer of private and public companies in the technology and information services markets.  Ms. Smith previously served as the President and Chief Executive Officer of Allied Minds plc, an IP commercialization company, from March 2017 through June 2019, and prior to that she served as Chairman, Chief Executive Officer and President of DigitalGlobe Inc., a global provider of satellite imagery products and services. Ms. Smith started her career as a consultant at Bain & Company, Inc., where she rose to become a Partner. She subsequently joined Sara Lee Corporation as Vice President, and went on to serve as President and Chief Executive Officer of eDial, a VoIP collaboration company, and of SRDS, a business-to-business publishing firm. She also served as Chief Operating Officer of Micron Electronics, and co-founded Treacy & Company, a consulting and boutique investment business. Ms. Smith currently serves as a director of MDA Space Ltd., and Securitas AB and was previously a director of R1 RCM Inc.

Jerry Ungerman has served on our board of directors since 2005, and served as the chairman of the board of directors from August 2020 through December 2024, after serving as Vice Chairman of our board of directors from 2005 until August 2020. From 2001 to 2005, Mr. Ungerman served as our President and before that, from 1998 until 2000, he served as our Executive Vice President. Prior to joining us, Mr. Ungerman accumulated extensive experience in high-tech sales, marketing and management experience at Hitachi Data Systems (HDS), a data storage company and a member of the Hitachi, Ltd. group. He began his career with International Business Machines Corp. (IBM), a global technology products and services company, after earning a B.A. in Business Administration from the University of Minnesota.

We do not know of any reason that any of the individuals proposed for election as directors would not be able to serve.

Proposal

We are proposing to adopt the following resolutions:

RESOLVED, that Gil Shwed be reelected to the Board of Directors of Check Point until the 2026 annual general meeting of shareholders and until his successor has been duly elected and qualified, or until his office is vacated in accordance with Check Point’s Articles of Association or Israel’s Companies Law;

FURTHER RESOLVED, that Nadav Zafrir be reelected to the Board of Directors of Check Point until the 2026 annual general meeting of shareholders and until his successor has been duly elected and qualified, or until his office is vacated in accordance with Check Point’s Articles of Association or Israel’s Companies Law;

FURTHER RESOLVED, that Tzipi Ozer-Armon be reelected to the Board of Directors of Check Point until the 2026 annual general meeting of shareholders and until her successor has been duly elected and qualified, or until her office is vacated in accordance with Check Point’s Articles of Association or Israel’s Companies Law;

FURTHER RESOLVED, that Dr. Tal Shavit be reelected to the Board of Directors of Check Point until the 2026 annual general meeting of shareholders and until her successor has been duly elected and qualified, or until her office is vacated in accordance with Check Point’s Articles of Association or Israel’s Companies Law;

FURTHER RESOLVED, that Jill D. Smith be reelected to the Board of Directors of Check Point until the 2026 annual general meeting of shareholders and until her successor has been duly elected and qualified, or until her office is vacated in accordance with Check Point’s Articles of Association or Israel’s Companies Law; and

FURTHER RESOLVED, that Jerry Ungerman be reelected to the Board of Directors of Check Point until the 2026 annual general meeting of shareholders and until his successor has been duly elected and qualified, or until his office is vacated in accordance with Check Point’s Articles of Association or Israel’s Companies Law.

Vote Required

See “Required Vote and Quorum” above.

ITEM 2 – PROPOSAL TO RATIFY THE APPOINTMENT AND COMPENSATION
OF OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM;
REVIEW AND DISCUSSION OF OUR 2024 CONSOLIDATED
FINANCIAL STATEMENTS

Our Board of Directors has appointed Kost, Forer, Gabbay & Kasierer, an Israeli accounting firm that is a member of Ernst & Young Global, as our independent registered public accounting firm for 2025.  Kost, Forer, Gabbay & Kasierer have audited our books and accounts since we were incorporated.

Representatives of Kost, Forer, Gabbay & Kasierer will attend the meeting and will be invited to make a statement.  They will be available to respond to appropriate questions raised during the meeting.  In accordance with Section 60(b) of Israel’s Companies Law, you are invited to discuss our 2024 consolidated financial statements, and questions regarding the financial statements may be addressed to us or to our auditors.  Our Annual Report on Form 20-F for the year ended December 31, 2024, including our 2024 audited consolidated financial statements, is available on our website at www.checkpoint.com.  To have a printed copy mailed to you, please contact our Investor Relations department at Check Point Software Technologies, Inc., 100 Oracle Parkway, Suite 800, Redwood City, CA 94065  U.S.A., Attention: Investor Relations; Telephone: 650-628-2000, email: ir@checkpoint.com.

As set forth in Item 16C of our Annual Report on Form 20-F for the year ended December 31, 2024, the following table sets forth the aggregate fees for the audit and other services provided by Kost, Forer, Gabbay & Kasierer, a member of EY Global, and other members of EY Global during the year ended December 31, 2024 (in millions):

	Year ended December 31, 2024
Audit fees (1)	$0.9	69%
Audit-related fees (2)	0.2	15%
Tax fees (3)	0.2	16%
All other fees	--	--
Total	$1.3	100%
_______________________

(1)
“Audit fees” are fees for audit services for 2024, including fees associated with the annual audit (including audit of our internal control over financial reporting) and reviews of our quarterly financial results submitted on Form 6-K, consultations on various accounting issues and audit services provided in connection with other statutory or regulatory filings.

(2)	“Audit-related fees” are fees for professional services, mainly related to due diligence work.

(3)
“Tax fees” are fees for professional services rendered by our auditors for tax compliance, tax planning and tax advice on actual or contemplated transactions, tax consulting associated with international transfer prices and employee benefits.

Proposal

We are proposing to adopt the following resolution:

RESOLVED, that the appointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as Check Point’s independent registered public accounting firm for the fiscal year ending December 31, 2025, and for such additional period until the next annual general meeting of shareholders, be, and it hereby is, ratified, and the Board of Directors of Check Point (or, the Audit Committee, if authorized by the Board of Directors) be, and it hereby is, authorized to fix the remuneration of such independent registered public accounting firm in accordance with the volume and nature of their services.

Vote Required

See “Required Vote and Quorum” above.

ITEM 3 – PROPOSAL TO APPROVE COMPENSATION FOR OUR CHIEF EXECUTIVE OFFICER

Background

Our shareholders are being asked to approve a binding proposal pertaining to the terms of an annual equity grant for our Chief Executive Officer, Nadav Zafrir, as detailed below (the “CEO Equity Grant ”).

Mr. Zafrir, our Chief Executive Officer since December 2024, has been a key leader in the global cyber security ecosystem for over a decade.  Having lived in New York and Tel Aviv, he is one of the most respected figures within the global CISO community.  He established and led multiple cyber security companies and partnered with the world’s largest security vendors.

Prior to joining Check Point, Mr. Zafrir was the co-founder and Managing Partner of Team8, a global venture group that builds and backs technology companies at the intersection of artificial intelligence, cybersecurity, data, fin-tech, enterprise software, and infrastructure since 2014. Prior to founding Team8, Nadav spent 20 years in the Israel Defense Forces. He served as Commander of Unit 8200, Israel’s elite military technology unit, where he established the Israel Defense Forces Cyber Command. Further details on Mr. Zafrir’s background are set forth in Item 1 above.

Approval Requirements Under Israeli Law

Under Israel’s Companies Law, any Israeli public company that seeks to approve terms of compensation of a chief executive officer, is required to obtain the approval of its compensation committee, board of directors and shareholders, in that order.

Our shareholders are being asked to approve the following CEO Equity Grant.

The shareholder vote on this matter is binding under Israeli law and not merely advisory, unlike the advisory “say-on-pay” votes found in proxy statements for U.S. domestic companies, other than in special circumstances prescribed by Israel’s Companies Law. If this proposal is not approved by the affirmative vote of our shareholders as described below, Check Point will not be authorized to provide any equity compensation to its Chief Executive Officer.

Executive Compensation Methodology

As stated in Check Point’s Executive Compensation Policy, which applies to our Chief Executive Officer as well as to our other executives, our Compensation Committee and our Board of Directors believe that strong, effective leadership is fundamental to Check Point’s continued growth and success in the future.

In support of this goal, Check Point’s executive compensation practices are designed to follow Check Point’s executive compensation methodology and meet the following objectives:

•	ensure that the interests of the executives are closely aligned with the interests of Check Point’s shareholders and oriented towards long-term value creation;

•	emphasize equity compensation and long-term incentives so that executives have an interest in Check Point’s sustained growth and success;

•	motivate the executives to achieve results with integrity and fairness;

•	support a performance culture that is based on merit, and differentiates and rewards excellent performance, both in short and long-term, and recognizes Check Point’s company values; and

•	balance cash- and equity-based rewards for short-term and long-term results, with an emphasis on variable, performance-based equity compensation to ensure sustained business performance over time.

Independent Compensation Advisor

 The Compensation Committee directly engaged the services of Compensia, a leading global provider of consulting services relating to human capital and compensation, to ensure that Check Point’s compensation practices are aligned with, and competitive relative to, market practices.  Compensia reported directly to the Compensation Committee and the Compensation Committee determined Compensia to be independent.

Compensia provided input on a range of external market factors, including appropriate comparison companies for assessing our competitive market position and comparable executive compensation arrangements, including an analysis of Check Point’s executive compensation arrangements relative to that of companies within our peer group.

Peer Group

Our peer group is reviewed and re-assessed periodically by our Compensation Committee with the assistance of Compensia, which is made up of between 15 to 20 companies, that are comparable to Check Point on a range of criteria, including industry (mainly software and IT services), market capitalization, revenue and/or profitability, while taking into account Check Point’s unique position in the industry, being a company that maintains significant high-margin profits and generates significant cash-flow year after year.

The peer group that was in effect when the CEO Equity Grant was reviewed by Compensia, which consists of 18 companies, are listed below:

Atlassian Corp	Autodesk Inc.	Cadence Design Systems Inc.
Cloudflare, Inc.	CrowdStrike Holdings, Inc.	CyberArk Software Ltd.
Datadog, Inc.	Dynatrace, Inc.	Fortinet Inc.
Gen Digital Inc.	NICE Ltd.	Nutanix, Inc.
Okta, Inc.	Palo Alto Networks Inc.	PTC Inc.
Tyler Technologies Inc.	VeriSign Inc.	Zscaler, Inc.

In its decision-making, the Compensation Committee considered CEO compensation levels of the peer group, including CEO compensation levels of Israeli-based companies traded on Nasdaq that are included in the peer group. The Compensation Committee determined based upon its review that the proposed CEO Compensation Package was reasonable relative to peer annual CEO compensation levels. The Compensation Committee determined that the proposed CEO Equity Grant links Mr. Zafrir’s compensation to the creation of shareholder value and aligns his compensation with shareholder interests and long-term company value.

Historical CEO Compensation

The following table presents summary information regarding the compensation paid to, or proposed to be paid and earned by, Mr. Zafrir in 2024 and 2025, and the compensation paid to, or earned by Check Point’s prior CEO in the years ended December 31, 2024, 2023 and 2022:

Name	Year	Annual Salary(4)	RSU Awards ($)(5)	PSU Awards ($)(5)	Option Awards ($)(5)	Non-Equity Incentive Plan Compensation (5)	All Other Compensation	Total
Nadav Zafrir (CEO)	2025 (1)	$436,364	$5,000,000	$4,000,000	$6,000,000	$454,545	$113,703	$16,004,612
	2024 (2)	$394,845	$4,400,000	$4,000,000	$6,000,000	$411,297	$102,885	$15,309,027
Gil Shwed (previous CEO)	2024 (3)	$18,298	-	-	-	-	$20,528	$38,826
	2023	$18,209	-	-	$22,273,450	-	$9,427	$22,301,087
	2022	$18,073	-	-	$18,405,350	-	$9,528	$18,432,951

(1) The calculation is based on the proposed CEO Equity Grant.

(2) The calculation reflects 100% annual cost of the CEO compensation package. Mr. Zafrir’s start of the service period was on December 1, 2024.

(3) The calculation is based on the period in 2024 until Mr. Shwed ceased to serve as Chief Executive Officer on December 15, 2024, and does not include compensation received in his role as Executive Chair.

(4) The salary and other compensation presented in the table for 2022, 2023 and 2024 were paid in NIS and were converted into US$ based on the NIS/US$ exchange rate at the end of the applicable year. In the case of 2025, the amounts are estimated and converted based on an assumed NIS/US$ exchange rate of U$1:NIS 3.30.

(5) Reflects 100% of the expense recorded on the award grant (disregarding the number of years the expense will be recorded in Check Point’s financial statements, and disregarding expenses recorded in the applicable year for awards granted in previous years). Reflects 100% on-target achievement (without over-achievement).

CEO Compensation Package – Summary of Key Terms

•	Cash Compensation. The CEO’s cash compensation package is comprised of an annual salary of NIS 1.44 million (~$436,364) and an annual cash target bonus of NIS 1.5 million (~$454,545).

o
The annual cash bonus targets shall be set annually by the Compensation Committee and the Board of Directors in line with Check Point’s Executive Compensation Policy and the performance targets specified in the policy. The maximum bonus can reach up to 200% of the annual base salary.

o	No change is being proposed to Mr. Zafrir’s cash compensation, as approved by the shareholders in 2024.

•	CEO Equity Grant.

o
In 2024, upon his appointment as CEO, Mr. Zafrir was granted an equity compensation package comprised of (i) an RSU award of $4.4 million to be vested in four annual installments, with $1.4 million vesting after the first year and $1 million vesting in each of the remaining three years, (ii) a PSU award of $4 million subject to achievement of a bookings growth performance criteria set by the Compensation Committee (over a period of four years), and (iii) a stock option award of $6 million vesting in four annual installments.

o
It is proposed that Mr. Zafrir be granted a CEO Equity Grant with similar components as his 2024 equity compensation package, in substantially the same amount, with an aggregate dollar value increase of $600,000, reflecting a 3.9% increase to the total CEO compensation package.

o	In making its recommendation, the Compensation Committee noted the fact that Mr. Zafrir’s cash compensation (guaranteed salary or annual cash bonus) will not be increased.

◾
That, notwithstanding the small increase in the dollar value of the grant, the aggregate number of units (RSUs, PSUs and options) included in the CEO Equity Grant is expected to be less than the aggregate number of units granted to the CEO in 2024 due to the significant increase to Check Point’s share price since the 2024 grant date.

o	The proposed CEO Equity Grant is comprised of the following elements:

◾	an RSU award of $5.0 million to be vested in four annual installments, with $2.0 million vesting after the first year and $1.0 million vesting in each of the remaining three year;

◾	a PSU award of $4.0 million subject to achievement of a bookings and ARR growth performance criteria set by the Compensation Committee (over a period of four years); and

◾	a stock option award to be vested in four annual installments, with a Black-Scholes-Merton value of $6.0 million calculated on the date of grant.

o
The equity awards will be granted to Mr. Zafrir on the date of the annual general meeting, calculated based on the closing price of Check Point’s ordinary shares on Nasdaq on such date. The exercise price of the stock options will equal the closing share price on Nasdaq on the date of grant.

o
Special terms: Similar to the 2024 equity grant, in the event Check Point initiates a termination of the CEO’s employment in his first 24 months of employment (other than for cause) (i.e., prior to December 1, 2026), then 50% of his unvested RSUs and stock options will vest at the end of his employment. In case of death or permanent disability, 100% of the CEO’s unvested equity awards will vest immediately with any applicable performance conditions deemed to be achieved at target.

Recommendation

Our Compensation Committee and our Board of Directors believe that it is in the best interest of our shareholders and Check Point to approve the CEO Equity Grant for Mr. Zafrir, Check Point’s Chief Executive Officer, and recommend that the shareholders approve the CEO Compensation Package.

Proposal

           We are proposing to adopt the following resolution:

RESOLVED, to approve the CEO Equity Grant for Mr. Nadav Zafrir, Check Point’s Chief Executive Officer, upon the terms recommended by the Compensation Committee and approved by the Board of Directors of Check Point and set forth in Item 3 of the Proxy Statement.

Vote Required

See “Required Vote and Quorum” above.

ITEM 4 – PROPOSAL TO APPROVE COMPENSATION FOR THE EXECUTIVE CHAIR OF
THE BOARD OF DIRECTORS

Background

In December 2024, following the appointment of Nadav Zafrir as our Chief Executive Officer, Gil Shwed, our founder and former Chief Executive Officer since Check Point’s inception, became Executive Chair of the Board of Directors. Mr. Shwed’s ongoing long-term active committed contributions have been key to Check Point’s sustained growth and long-term success.

In connection with his role as Executive Chair, our shareholders are being asked to approve the grant of an option award for Mr. Gil Shwed in his role as Executive Chair of the Board.

Mr. Shwed is widely recognized globally as a pioneer in the global cybersecurity industry, and is considered the inventor of the modern firewall and has authored several key patents in the cybersecurity industry, such as Check Point’s Stateful Inspection technology.

In line with his prominent role as a leader of Israel’s innovative technology industry, for more than 30 years, Mr. Shwed was granted in 2018 the prestigious Israel Prize for his overall contributions to the Israeli technology industry.

Mr. Shwed’s unique prominent role in Israel has been a key factor to Check Point’s ability to continue to attract and retain leading, innovative R&D experts and software engineers who seek to work and develop under Mr. Shwed’s leadership, and to enable Check Point to preserve its record growth and profits for so many years.

Mr. Shwed has been, and will remain, important to the execution of Check Point’s long-term strategy, and, accordingly, the Nominating, Sustainability and Corporate Governance Committee and our Board has appointed Mr. Shwed to fill the role of Executive Chair of the Board after Mr. Zafrir assumes the role of Chief Executive Officer.

Mr. Shwed continues to be actively involved in Check Point − helping to shape Check Point’s strategic future.

Roles and Responsibilities of the Executive Chair

The key responsibilities of Mr. Shwed as Executive Chair are stated below:

•	provide ongoing mentorship and support to the CEO and other senior executives;

•	provide high-level strategic direction and guidance to ensure Check Point’s long-term goals align with its mission and vision;

•	support Check Point’s technology and R&D activities;

•	provide oversight over the development and construction of the new Check Point campus and other Check Point operations;

•
counsel across a wide range of issues facing the business, including corporate strategy, strategic customer and partner relationships, corporate development, market landscape, growth opportunities, and industry developments;

•	support the hiring and retention of key executives, and play a key role in identifying and developing future leaders within the organization to ensure continuity;

•	represent the Company at major industry events, conferences, and public speaking engagements to enhance Check Point’s profile and reputation;

•	be available to shareholders and other key stakeholders for consultation and direct communication, and engage with them on key matters;

•	chair meetings of the Board and facilitate discussions to ensure effective decision-making and governance;

•	meet regularly with the Lead Independent Director and act as a liaison between the Board and management, ensuring clear communication and alignment;

•	preside over annual and special meetings of shareholders;

•
consult with the Nominating, Sustainability and Corporate Governance Committee on candidates for nomination or appointment to the Board and ensure that appropriate committee structure and composition is in place to effectively implement corporate objectives set out by the Board; and

•	provide additional services required by the Board.

Approval Requirements under Israeli Law

Israel’s Companies Law provides that the compensation of our directors, including an Executive Chair, requires the approval of the Compensation Committee, our Board of Directors and our shareholders.  This includes cash compensation as well as compensation in the form of equity awards. Accordingly, the proposed option grant to Mr. Shwed for his role as Executive Chair of the Board, which was approved and recommended by our Compensation Committee and our Board of Directors, also requires shareholder approval at the meeting.

The shareholder vote on this matter is binding under Israeli law and not merely advisory, unlike the advisory “say-on-pay” votes found in proxy statements for U.S. domestic companies. If this proposal is not approved by the affirmative vote of our shareholders as described below, Check Point will not be authorized to provide any compensation to Mr. Shwed for his role as Executive Chair, and Mr. Shwed’s sole compensation will equal the statutory minimum wage in Israel (approximately $1,500 per month).

Executive Chair Option Award

As stated in Item 3 above under “Executive Compensation Methodology”, our Compensation Committee and our Board of Directors believe that strong, effective leadership is fundamental to Check Point’s continued growth and success in the future.

In reviewing and setting compensation for Mr. Shwed for the role of Executive Chair, the Compensation Committee considered the scope of Mr. Shwed’s responsibilities as Executive Chair, his continued contributions to shaping our strategy and his critical role in ensuring a smooth leadership transition.  The Compensation Committee also consulted with Compensia and reviewed Check Point’s peer group data, as outlined in Item 3 above.

The Compensation Committee’s review of market data, as presented by Compensia, found compensation for Executive Chair roles typically ranges from 50% to 95% of a given company’s CEO total compensation, with the median roughly at 75% of CEO’s total compensation.

The Compensation Committee believes that the proposed simple, straight forward long-term option award is the most effective incentive tool to compensate a long-term market leader and founder like Mr. Shwed, and to motivate him to provide his continued support as Executive Chair and actively work with Mr. Zafrir and other senior leaders to effectively transition Check Point’s leadership.

In making this determination, the Compensation Committee considered the fact that the option award is 100% aligned with Check Point shareholders’ experience and interests, as Mr. Shwed will not realize any gain or compensation if Check Point’s share price does not increase above the exercise price of the options. Further, Mr. Shwed has requested not to be paid any cash or be granted any “in-the-money” restricted shares, RSU, PSU or other full-value awards (which inherently include a guaranteed portion) as part of his compensation package.

The number of ordinary shares subject to the proposed option award (170,000) represents the same number of options granted to Mr. Shwed in 2024 for his role as Executive Chair, and 34% of the options granted to Mr. Shwed in 2021, 2022 and 2023 for his role as CEO.  In terms of value, the value of the proposed option award to the Executive Chair is equal to 74% of the value of Mr. Zafrir’s CEO compensation package. For information on Mr. Zafrir’s  CEO compensation package, please see the table in Item 3 above under the header “Historical CEO Compensation”.

The expense will be recorded in our financial statements over the four-year vesting period of the option award. Mr. Shwed will only realize an economic gain from such option grant, if the share price increases and exceeds the per share exercise price, irrespective of the Black-Scholes-Merton value of the option granted.

Option Award

The option award will be granted on the date of the meeting, with an exercise price equal to 100% of the closing price for a Check Point ordinary share on Nasdaq on the date of grant. The options shall vest in four equal installments over four years (12, 24, 36 and 48 months from the grant date), provided Mr. Shwed is engaged by Check Point (whether as Chairman or other role designated by the Board) on the relevant vesting dates.

Based on an assumed exercise price of $220.79 (equal to the average closing price for a Check Point ordinary share on Nasdaq during the 20 trading days ending July 23, 2025), the Black-Scholes-Merton value of such option award would have been approximately $11.8 million. The expense will be recorded in our financial statements over the four-year vesting period of the option award. Mr. Shwed will only realize an economic gain from such option grant, if the share price increases and exceeds the per share exercise price, irrespective of the Black-Scholes-Merton value of the option granted.

Recommendation

Our Compensation Committee and our Board of Directors believe that it is in the best interest of our shareholders and Check Point to approve the option award grant to Mr. Shwed for his role as Executive Chair role, and recommend that the shareholders approve the proposed grant.

Proposal

           We are proposing to adopt the following resolution:

RESOLVED, that the grant to Gil Shwed of an option to purchase 170,000 ordinary shares and a per share exercise price equal to 100% of the closing price for a Check Point ordinary shares on the date of grant and upon the terms recommended by the Compensation Committee and approved by the Board of Directors of Check Point and set forth in Item 4 of the Proxy Statement, be, and it hereby is, approved.

Vote Required

See “Required Vote and Quorum” above.

ITEM 5 – PROPOSAL TO ADOPT OUR EXECUTIVE COMPENSATION POLICY

Background

Pursuant to Israel’s Companies Law, all public Israeli companies, including companies whose shares are only publicly-traded outside of Israel, such as Check Point, are required to adopt a written compensation policy for their executives, which addresses certain items prescribed by Israel’s Companies Law.

The adoption, amendment and restatement of the policy is to be recommended by the compensation committee and approved by the board of directors and shareholders, except that the approval of the shareholders may be waived in certain circumstances prescribed by Israel’s Companies Law.

In 2022, in accordance with such Israeli law requirements, our Compensation Committee reviewed and re-adopted a written compensation policy for our executives and directors, which addressed the items prescribed by Israel’s Companies Law, and our Board of Directors and shareholders subsequently re-adopted the policy.

               In accordance with the Israeli law requirement that such policy must be reviewed and readopted within three years from the previous adoption date, our Compensation Committee reviewed and readopted the written compensation policy for our executives and directors.

The proposed policy presented to shareholder for approval is substantially similar to the current policy, with a majority of the proposed changes intended to reflect the recent transition in CEO and Executive Chair roles and changes previously approved by the shareholders to the compensation of the non-executive directors.

A copy of the proposed Check Point Executive Compensation Policy, marked to show all changes from the current policy, is attached as Annex A to the proxy statement.

Recommendation

Our Compensation Committee reviewed and readopted the written compensation policy for our executives and directors, and our Board of Directors subsequently approved the amended policy and recommended that it be re-adopted by the shareholders.

Proposal

We are proposing to adopt the following resolution:

RESOLVED, to readopt Check Point Executive Compensation Policy in the form attached as Annex A hereto.

Vote Required

See “Required Vote and Quorum” above.

ITEM 6 – PROPOSAL TO AMEND OUR EMPLOYEE STOCK PURCHASE PLAN (ESPP)

Background

Check Point maintains two Employee Stock Purchase Plans (ESPPs) for the benefit of its employees – one for its U.S. employees and the second for its employees outside of the U.S. The ESPP for our U.S. employees was last amended in 2019.

Our Compensation Committee has reviewed the Employee Stock Purchase Plan for our U.S. employees (the U.S. ESPP), and recommended that the number of ordinary shares available for issuance under the U.S. ESPP increase by 500,000 ordinary shares, resulting in an available balance of 662,418 ordinary shares. Except for such pool increase, the terms of the U.S. ESPP shall remain the same.

Our Board of Directors subsequently approved such recommendation of the Compensation Committee.

 Proposal

We are proposing to adopt the following resolution:

RESOLVED, that the number of ordinary shares available for issuance under Check Point’s U.S. ESPP be increased by 500,000 ordinary shares.

Vote Required

See “Required Vote and Quorum” above.

STOCK OWNERSHIP GUIDELINES FOR DIRECTORS AND EXECUTIVE OFFICERS

Pursuant to the Stock Ownership Guidelines adopted by our Compensation Committee and Board of Directors, our directors and executive officers are required to beneficially own Check Point securities in excess of the following thresholds:

-	Each non-executive director is required to beneficially own Check Point securities (vested and unvested) equal to 5X the annual non-executive director cash retainer.

-	Check Point’s Chief Executive Officer is required to beneficially own Check Point securities equal to $4.5 million.

-
Each Check Point executive officer (other the CEO) identified in Item 6A of Check Point’s Annual Report on Form 20-F is required to beneficially own Check Point securities equal to his or her annual base salary.

Each director and executive officer has a five year transition period to comply with the stock ownership guidelines.

ADDITIONAL INFORMATION

As of June 30, 2025, the number of company equity awards outstanding was 6.2% of the sum of (i) the number of ordinary shares issued and outstanding on such date and (ii) the number of ordinary shares reserved and authorized under our equity incentive plans for outstanding awards granted under the equity incentive plans as of such date.

In connection with their review, our Compensation Committee and our Board of Directors further confirmed that, it is the intention of Check Point that the number of company equity awards outstanding shall continue in the future not to exceed 10% of the sum of (i) the number of ordinary shares issued and outstanding on such date and (ii) the number of ordinary shares reserved and authorized under the equity incentive plans for outstanding awards granted under the equity incentive plans as of such date.

SHAREHOLDER PROPOSALS FOR 2026 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Under Israel’s Companies Law, shareholders who severally or jointly hold at least 1% of the company’s outstanding voting rights are entitled to request that the board of directors include a proposal in a future shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting, and provided further that in case such proposal relates to the appointment or removal of a director, the required shareholding threshold for such a request shall be at least 5% of the company’s outstanding voting rights.  To be considered for inclusion in the company’s proxy statement for our 2026 annual general meeting of shareholders pursuant to Israel’s Companies Law, shareholder proposals must be in writing and must be properly submitted to 5 Shlomo Kaplan Street, Tel Aviv 6789159, Israel, Attention: Corporate Secretary, and must otherwise comply with the requirements of Israel’s Companies Law.  The written proposal must be received by Check Point not less than 90 calendar days prior to the first anniversary of the 2025 Annual General Meeting of Shareholders (i.e., no later than June 5, 2026; provided that if the date of the 2025 annual general meeting of shareholders is advanced by more than 30 calendar days prior to, or delayed (other than as a result of adjournment) by more than 30 calendar days after, the anniversary of the 2025 Annual General Meeting of Shareholders, for a proposal by a shareholder to be timely it must be so delivered not later than the 7th calendar day following the day on which we call and provide notice of the 2026 annual general meeting of shareholders).

We currently expect that the agenda for our annual general meeting of shareholders to be held in 2026 will include (1) the election (or reelection) of directors; (2) the ratification of the appointment (or reappointment) of our auditors; and (3) presentation and discussion of the financial statements of Check Point for the year ended December 31, 2025 and the auditors’ report for this period.

In general, a shareholder proposal must be in English and must set forth (i) the name, business address, telephone number, fax number and email address of the proposing shareholder (and each member of the group constituting the proposing shareholder, if applicable) and, if not a natural person, the same information with respect to the person(s) that controls or manages such person, (ii) the number of ordinary shares held by the proposing shareholder, directly or indirectly, including if beneficially owned by the proposing shareholder (within the meaning of Rule 13d-3 promulgated under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)); if any of such ordinary shares are held indirectly, an explanation of how they are held and by whom, and, if such proposing shareholder is not the holder of record of any such ordinary shares, a written statement from an authorized bank, broker, depository or other nominee, as the case may be, indicating the number of ordinary shares the proposing shareholder is entitled to vote as of a date that is no more than ten (10) days prior to the date of delivery of the shareholder proposal, (iii) any agreements, arrangements, understandings or relationships between the proposing shareholder and any other person with respect to any securities of the Company or the subject matter of the shareholder proposal, including any derivative, swap or other transaction or series of transactions engaged in, directly or indirectly, by such proposing shareholder, the purpose or effect of which is to give such proposing shareholder economic risk similar to ownership of shares of any class or series of the Company, (iv) the proposing shareholder’s purpose in making the proposal, (v) the complete text of the resolution that the proposing shareholder proposes to be voted upon at the 2026 annual general meeting of shareholders, (vi) a statement of whether the proposing shareholder has a personal interest in the proposal and, if so, a description in reasonable detail of such personal interest, (vii) a declaration that all the information that is required under Israel’s Companies Law and any other applicable law to be provided to the Company in connection with such subject, if any, has been provided and that the shareholder meets the minimum holding requirements specified in Israel’s Companies Law for submitting a proposal and, if applicable, a proposal to nominate a director, (viii) if the proposal is to nominate a candidate for election to the board of directors, a questionnaire and declaration, in form and substance reasonably requested by the Company, signed by the nominee with respect to matters relating to his or her identity, address, background, credentials, expertise, etc., and his or her consent to be named as a candidate and, if elected, to serve on the board of directors, and (ix) any other information reasonably requested by the Company.  We shall be entitled to publish information provided by a proposing shareholder, and the proposing shareholder shall be responsible for the accuracy thereof.  In addition, shareholder proposals must otherwise comply with applicable law and our Articles of Association.  The Company may disregard shareholder proposals that are not timely and validly submitted.

The information set forth in this section is, and should be construed, as a “pre-announcement notice” of the 2026 annual general meeting of shareholders in accordance with Rule 5C of Israel’s Companies Regulations (Notice and Announcement of General Meetings and Class Meetings in a Public Company and the Addition of an Item to the Agenda), 5760-2000, as amended.

ADDITIONAL INFORMATION

Check Point is subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers.  Check Point fulfills these requirements by filing reports with the U.S. Securities and Exchange Commission.  Check Point’s filings with the Securities and Exchange Commission are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, Check Point is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements.  The circulation of this Proxy Statement should not be taken as an admission that Check Point is subject to those proxy rules.

By Order of the Board of Directors. /S/ GIL SHWED GIL SHWED Chairman of the Board of Directors

Dated: July 28, 2025

Annex A
Executive Compensation Policy

Check Point Software Technologies Ltd.
Executive Compensation Policy

Purpose

The purpose of the Check Point Software Technologies Ltd. (“Check Point”) Executive Compensation Policy (the “Policy”) is to describe Check Point’s overall compensation strategy for executive officers and directors and to provide guidelines for setting compensation of its executive officers and directors.

The Policy is adopted in accordance with the requirements of Israel’s Companies Law, (the “Companies Law”) and reflects the specific compensation requirements and limitations as set forth in the Companies Law. This Policy applies to the compensation arrangements of all of Check Point’s directors and executive officers, including all office holders (as defined in the Companies Law) (collectively, the “Executives”).

The adoption, amendment and restatement of the Policy shall be recommended by the Compensation Committee of the Board of Directors (the “Compensation Committee”) and approved by the Board of Directors and Check Point’s shareholders, except that the approval of the shareholders may be waived in circumstances prescribed by the Companies Law.

Compensation Committee Independence

The Compensation Committee will be composed of at least three members of the Board of Directors. Each member of the Compensation Committee must meet the independence requirements established under applicable law.

Overall Strategy

Check Point believes that strong, effective leadership is fundamental to its continued growth and success in the future.  This requires the ability to attract, retain, reward and motivate highly-skilled executives; executives with the competencies needed to excel in a rapidly changing marketplace and to continually motivate their employees.

The Policy is intended to align between the need to incentivize Executives to succeed in achieving their goals and the need to assure that the compensation structure meets Check Point’s interests and its overall financial and strategic objectives.

The Policy is also designed to offer Executives a compensation package that is competitive with other companies in Check Point’s industry, and in particular in the IT, Internet security and data security industries as well as the local geographic markets.

In support of this goal, Check Point’s executive compensation practices are designed to meet the following objectives:

•
ensure that the interests of the Executives are closely aligned with the interests of Check Point’s shareholders and emphasize equity pay and long-term incentives so that Executives have an interest in Check Point’s sustained growth and success;

•	motivate the Executives to achieve results with integrity and fairness;

•	support a performance culture that is based on merit, and differentiates and rewards excellent performance, both in short and long-term, and recognizes Check Point’s company values; and

•	balance rewards for both short-term and long-term results to ensure sustained business performance over time.

General Considerations in Setting Compensation

In setting compensation of an Executive, the Compensation Committee and the Board of Directors shall consider, among other things, the following factors:

•	the educational, professional experience, skills and accomplishments of the Executive;

•	the Executive’s position, role, scope of responsibilities and prior compensation arrangements;

•	data of peer companies, including companies in the industry and/or geographic market;

•	compensation for comparably situated executives;

•	Check Point’s performance and general market conditions;

•	the Executive’s expected contribution to Check Point’s future growth and profitability;

•
the relation between the average cost of compensation of the Executives and the average and median cost of compensation of Check Point’s employees and contractors, as well as whether such variation has an effect on employment relations; and

•	any requirements prescribed by applicable law from time to time.

Each of the Compensation Committee and Board of Directors may engage (and have engaged) compensation advisors and other professionals to assist in formulating compensation packages in line with the Policy, including, without limitation, to assist in collecting relevant data, framing the appropriate factors to be considered and evaluating the different factors being considered.

Executive Compensation Framework

Check Point provides fair and equitable compensation for its Executives by combining several compensation elements.

All compensation arrangements of Executives are to be approved in the manner prescribed by applicable law.

Check Point pays Executives, other than non-employee directors, a compensation package that generally combines all or a portion of the following items: a base salary, a cash bonus, equity-based long-term incentives and other general benefits. The compensation of each Executive shall be taxed and subject to mandatory deductions and withholding in accordance with all applicable laws.

Base Salary

Base salary is a fixed, cash component of overall compensation. Base salary ranges are designed to account for varying responsibilities, experience and performance levels.  In determining the base salary of each Executive, the Compensation Committee and the Board of Directors shall take into account the factors described in this Policy, including, without limitation, market studies performed by an executive compensation advisory firm, comparative market data and practices of peer companies, compensation for comparably situated executives, alignment of general annual salary increases with general base salary increases across the broader workforce and the overall balance between fixed and variable elements as well as maximum limits.

A competitive base salary is essential to Check Point’s ability to attract and retain highly skilled professionals in the long term, hence Check Point will seek to establish a base salary that is competitive with the base salaries paid by peer group companies to comparable executives, while considering, among others, Check Point’s size, performance and field of operation and the geographical location of the Executive employed, as well as the Executive’s personal and professional skills.  The base salary is reviewed and may be adjusted periodically based on the variety of factors mentioned in this Policy, including the Executive’s performance and Check Point’s performance.

Variable Pay

Executives are incentivized through variable pay, which generally includes cash bonuses and long-term equity-based incentives. The variable pay is intended to provide the Executive with a stake in Check Point’s success – thus linking the Executive’s long-term financial interests with the interests of Check Point’s shareholders.

All Executives other than non-employee directors will be incentivized through a program that sets performance targets based on their role and scope.  Actual payments are driven by the business and individual performance vis-à-vis the performance targets set at the beginning of the year.

The performance targets and the maximum variable components payable to each Executive (other than the Chief Executive Officer) shall be presented and recommended by Check Point’s Chief Executive Officer and reviewed and approved by the Compensation Committee and the Board of Directors.  The performance targets and the maximum variable components payable to the Chief Executive Officer shall be presented and recommended by the Compensation Committee and reviewed and approved by the Board of Directors and Check Point’s shareholders.

The value of the variable compensation components shall equal at least 35% of each Executive’s total compensation package on an annual basis; however, no component of the Executive’s variable compensation is guaranteed in any way.

In determining performance targets for Executives and the cash bonus and equity-based long-term incentives payable to each Executive, consideration should be given to promote Check Point’s goals and to ensure that a significant portion of the variable components be determined based on measurable criteria.  A non-significant portion of the variable components (not to exceed 30%) may be based on non-measurable criteria taking into account the Executive’s contribution to Check Point.

Performance targets that will be considered include:

•	financial results;

•	sales results;

•	operating profits;

•	annualized booking;

•	revenue results;

•	efficiency metrics;

•	internal and external customer satisfaction;

•	shareholder value;

•	execution of projects; and

•	attainment to milestones.

The maximum annual cash bonuses payable to an Executive shall not exceed 24 months’ base salary, and no portion of the annual cash bonus is guaranteed or shall be payable unless a minimum annual performance hurdle set by the Compensation Committee is obtained.

Unless otherwise specified in the terms of the variable compensation of an Executive, the Board of Directors shall not have discretion to unilaterally reduce such Executive’s variable compensation.

Equity compensation may be granted in any form permitted under Check Point’s equity incentive plans, as in effect from time to time (collectively, the “Equity Incentive Plans”), including stock options, restricted share units, restricted stock and performance share units and participation in employee stock purchase plans (ESPP).  Equity grants to Executives shall be made in accordance with the terms of the Equity Incentive Plans.

All equity-based incentives granted to Executives shall be subject to vesting periods in order to promote long-term retention of the awarded Executives.  Unless determined otherwise in a specific award agreement approved by the Compensation Committee and the Board of Directors, grants to Executives other than directors shall vest gradually over a period of up to five years.

The Compensation Committee and the Board of Directors shall not have authority to re-price the exercise price of any option award granted to an Executive, without first obtaining shareholder approval.

Any one or more equity awards granted to an Executive in a single calendar year shall be subject to the following value thresholds:

•	with respect to the CEO, 0.3% of Check Point’s fair market value (calculated based on the price of Check Point’s ordinary shares on Nasdaq); and

•	with respect to each of the other Executives (other than non-employee directors), 0.15% of Check Point’s fair market value.

The maximum annual equity-based compensation thresholds stated above are greater than the levels Check Point currently anticipates will be reached in the near future. However, these levels were set in the Policy in order to provide Check Point with flexibility to address retention and recruiting challenges that continue to develop in the intense and evolving competitive landscape for skilled executives. The value of the equity-based compensation shall be calculated on the grant date in accordance with applicable accounting principles.

Special Bonus Special bonuses may be granted from time to time to Executives. The maximum special cash bonus payable to an Executive shall not exceed 12 months’ base salary.

Change in Control Benefits. The compensation packages of the Executives do not generally provide for any compensation or benefits in the event of a change of control, except for standard terms under the Equity Incentive Plans that are applicable to all Check Point employees holding equity awards.

Benefits

Executives may be granted benefits in accordance with applicable law and such that are customary in the jurisdiction in which they are employed, including the following:

•	paid vacation days;

•	paid sick days;

•	recuperation pay according to applicable law;

•	employer contributions to an education fund, and to an insurance policy or a pension fund for severance and pension;

•	employer contribution towards work disability insurance;

•	D&O indemnification, insurance and exculpation to the maximum extent permitted by applicable law, as amended from time to time;

Non-Employee Directors

Non-employee directors (other than the Executive Chair) are paid an annual cash retainer for Board and committee participation together with equity-based incentives.  In addition, non-employee directors are paid an annual cash retainer for serving as the lead independent director and the chair or member of a Board committee, respectively. Only directors who are not Check Point employees receive compensation for serving as directors.

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Cash Retainer. In accordance with the approval of the Compensation Committee, the Board of Directors and the shareholders, Check Point pays each of its non-employee directors an annual cash retainer of $40,000 for the services provided to the Board of Directors and an annual cash retainer of $7,500 for each Board committee membership. In addition, Check Point currently pays ~~the Chairman of the Board and~~ the lead independent director an annual cash retainer of $~~20,000~~35,000, the chair of the Audit Committee an annual cash retainer of $7,500 and the chair of each of the Nominating, Sustainability and Corporate Governance Committee and Compensation Committee an annual cash retainer of $2,500.

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Equity-Based Incentives. In accordance with the approval of the Compensation Committee, the Board of Directors and the shareholders, non-employee directors receive an automatic option grant and are also eligible for discretionary awards under the Equity Incentive Plans. Each non-employee director who is first elected or appointed to the Board of Directors is granted an option to purchase 25,000 ordinary shares with an exercise price equal to the fair market value of the ordinary shares on the date of grant (calculated based on the price of Check Point’s ordinary shares on Nasdaq) and restricted share units (RSUs) with a value of $200,000 on the date of the initial election or appointment, vesting in equal annual installments over a four-year period. On the date of each annual general meeting of shareholders, each non-employee director who is to continue to serve as a non-employee director after the annual meeting is granted an option to purchase an additional ~~15,000~~5,000 ordinary shares and RSUs with a value of $150,000, of which 50% vest six months after the grant date, 25% vest nine months after the grant date, and another 25% vest a year after the grant date, provided that the director has served as a non-employee director for at least six months prior to the date of the annual meeting.

In accordance with the approval of the Company’s shareholders, the Compensation Committee and the Board of Directors are authorize to adjust in the future the cash and equity components of the non-employee directors’ compensation package, provided the overall cost of the non-employee directors compensation package is not increased.

All directors may be reimbursed for their reasonable expenses incurred in connection with attending meetings of the Board of Directors and committees and travelling on behalf of Check Point consistent with Check Point’s policies on such matters. Any change in the compensation of non-employee directors can be made with the approval of the Compensation Committee, the Board and the shareholders of Check Point.

Separation Payments

As a matter of policy Check Point does not generally provide separation payments upon termination of an Executive’s engagement with the company, other than payments prescribed by applicable law, practice or other legal considerations.  Should the Company elect to make a separation payment to a departing Executive, such payment may not exceed an amount equal to 12 months’ pay of the departing Executive’s compensation and shall be determined based on certain criteria, including the length of employment of the Executive, the Executive’s performance during his/her employment, the circumstances surrounding the termination of employment of the Executive, etc.

Recoupment Policy

To reflect sound corporate governance, Check Point’s recoupment policy relating to Executive compensation allows for the recovery of all or a portion of any compensation paid to an Executive that was paid on the basis of financial data included in Check Point’s financial statements in any fiscal year that were found to be inaccurate and were subsequently restated.

In such event, Check Point will seek reimbursement from the Executives to the extent such Executives would not have been entitled to all or a portion of such compensation, based on the financial data included in the restated financial statements.

The Compensation Committee will be responsible for approving the amounts to be recouped and for setting terms for such recoupment from time to time.

Indemnification, Insurance and Exculpation of Executives

Check Point may indemnify, insure and exculpate the Executives to the full extent permitted by applicable law from time to time, including by entering into indemnification, insurance and exculpation agreements with each of the Executives; provided, that without the approval of Check Point’s shareholders, the maximum coverage for D&O liability insurance shall not exceed $150 million.

Recommendation, Review and Approval of Policy

The independent Compensation Committee shall periodically review the Policy and monitor its implementation, and recommend to the Board of Directors and shareholders to amend the Policy as it deems necessary from time to time.

The term of the Policy shall be indefinite.  However, the Compensation Committee shall recommend to the Board of Directors and shareholders, at least once every three years (if required by applicable law), to amend or restate the Policy.

Adopted: ~~August 30, 2022~~September 3, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Check Point Software Technologies Ltd.
/s/ Shira Yashar

Shira Yashar
VP, General Counsel
Dated: July 28, 2025

CHECK POINT SOFTWARE TECHNOLOGIES LTD. ATTN: LEGAL DEPARTMENT 5 SHLOMO KAPLAN STREET TEL AVIV 6789159, ISRAEL

VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Daylight Time on September 2, 2025. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:
V77298-P36250 KEEP THIS PORTION FOR YOUR RECORDS
DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
The Board of Directors recommends you vote FOR the following proposals:
1.	Election of Directors
			For	Against	Abstain			For	Against	Abstain
	1a.	Gil Shwed	☐	☐	☐	2.	To ratify the appointment and compensation of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the independent registered public accounting firm for 2025.	☐	☐	☐

	1b.	Nadav Zafrir	☐	☐	☐	3.	To approve the compensation for Check Point’s Chief Executive Officer.	☐	☐	☐

	1c.	Tzipi Ozer-Armon	☐	☐	☐	4.	To approve the compensation for Check Point’s Executive Chair of the Board.	☐	☐	☐

	1d.	Dr. Tal Shavit	☐	☐	☐	5.	To readopt Check Point's Executive Compensation Policy.	☐	☐	☐

	1e.	Jill D. Smith	☐	☐	☐	6,	To amend Check Point's Employee Stock Purchase Plan (ESPP).	☐	☐	☐

	1f.	Jerry Ungerman	☐	☐	☐

			Yes	No
Please indicate if you plan to attend this meeting.			☐	☐

NOTE: Please sign exactly as your name or names appear(s) on this proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Annual General Meeting of Shareholders of

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SEPTEMBER 3, 2025

Please date, sign and mail your proxy card in the envelope provided as soon as possible.

A proxy card will not be considered unless it is received by Check Point at its principal executive offices at the address that appears on the reverse side of this proxy card, or at the offices of Check Point's registrar and transfer agent, by
SEPTEMBER 3, 2025 at 6:59 A.M. Israel Time, which is SEPTEMBER 2, 2025 at 11:59 P.M. Eastern Daylight Time.

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting:
The Proxy Statement is available at www.proxyvote.com.

Please detach along perforated line and mail in the envelope provided
 V77299-P36250

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS FOR USE AT
THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 3, 2025

The undersigned shareholder of Check Point hereby appoints GIL SHWED, NADAV ZAFRIR and ROEI GOLAN, and each of them, the true and lawful attorney, agent and proxy of the undersigned, with full power of substitution, to vote as described on the reverse all of the Ordinary Shares of Check Point that the undersigned is entitled to vote at Check Point's Annual General Meeting of Shareholders to be held at Check Point's principal executive offices at 5 Shlomo Kaplan Street, Tel Aviv 6789159, Israel, on Wednesday, September 3, 2025, at 5:00 P.M. (Israel Time), and at any adjournment thereof.

The undersigned hereby acknowledges receipt of the Notice of the Annual General Meeting of Shareholders and the Proxy Statement accompanying such notice, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned's shares and hereby ratifies and confirms all that said proxies, their substitutes, or any of them, may lawfully do by virtue thereof.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder.
If no direction is made, this proxy will be voted FOR items 1, 2, 3, 4, 5 and 6.

In accordance with the Israeli Companies Regulations (Reliefs for Companies with Securities Listed on Foreign Stock Exchanges), 5760-2000, a shareholder submitting a vote for Items 3 and 5 is deemed to confirm to Check Point that such shareholder does not have a personal interest in such items and is not a controlling shareholder, unless such shareholder had delivered to us a notice in writing stating otherwise, no later than September 3, 2025 at 6:59 A.M. (Israel time), which is September 2, 2025 at 11:59 P.M. (Eastern daylight time), to the attention of Check Point’s General Counsel, at its registered office in Israel, 5 Shlomo Kaplan Street, Tel Aviv 6789159, Israel.

Continued and to be signed on reverse side